EASYSLP LLC

FINANCIAL STATEMENT
DECEMBER 31, 2024 AND 2023



DALAL ASSOCIATES
CPAs P.C

EASYSLP LLC
Financial Statements
As of December 31, 2024 and 2023

CONTENTS	PAGES

DALAL ASSOCIATES CPAs P.C.



Peter Dalal, CPA, *Partner*
Arish Dalal, CPA, *Partner*
Michael Wasileski, CPA, CGMA *Partner*
Keenan Dalal, CPA, *Partner**
Sid Patel, CPA, *Partner*

Members of: AICPA • NYSSCPA
* Licensed in Florida

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
EASYSLP LLC
Garden City, New York

We have reviewed the accompanying financial statements of Easyslp LLC (a Delaware Limited Liability Company), which comprise the balance sheet as of December 31, 2024 & 2023, and the related statements of income and partners' capital and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Easyslp LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

The supplementary information included is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. We have not audited or reviewed such information and we do not express an opinion, a conclusion, nor provide any assurance on it.

Dalal Associates CPAs PC

Dalal Associates CPA's P.C.
Westbury, New York
March 13, 2025

600 Shames Drive, Westbury, NY 11590 • 516-334-2112 • Fax 516-334-7520 • www.dalalcpa.com

EASYSLP LLC
Balance Sheet
As of Decmber 31, 2024 and 2023
(See Accountant's Review Report)

	2024	2023
Assets		
Current Assets:		
Cash and Cash Equivalents	$ 28,759	$ 414
Total-Cash	28,759	414
Prepaid Expenses	0	0
Total current Assets	28,759	414
Property & Equipment , At Cost		
Capitalized App Development Costs	156,217	118,421
Less: Accumulated Amortization	(41,152)	(15,789)
Net Equipment	115,065	102,632
Total	$ 143,824	$ 103,046
Liabilities and Partner's Equity		
Current Liabilities:		
Credit cards payable	19,741	0
Total Current Liabilities	19,741	0
Partners' Equity		
Partner's Capital	20,583	103,046
Convertible SAFE Notes	103,500	0
Total Partner's Equity	124,083	103,046
Total Liability and Partner's Equity	$ 143,824	$ 103,046

EASYSLP LLC
Statement of Income
For the years ended December 31, 2024 and 2023
(See Accountant's Review Report)

	2024	2023
Net Sales	$ 243	$ 1,092
Cost of Sales	0	0
Gross Profit	243	1,092
Operating Expenses:		
General and administrative expenses	54,714	3,661
Total Operating Expenses	54,714	3,661
Other Expenses:		
Amortization expense	25,362	15,790
Interest expense	2,630	0
Income Before Income Tax	(82,463)	(18,359)
Provision for income taxes	0	0
Net Operating Income	(82,463)	(18,359)
Net Income	$ (82,463)	$ (18,359)

DALAL ASSOCIATES CPAS P.C.

EASYSLP LLC
Statements of Partners' Capital
For the years ended December 31, 2024 and 2023
(See Accountant's Review Report)

		2024		2023
Balance at January 1,	$	103,046	$	85,355
Net Income		(82,463)		(18,359)
Add: Partners' Contributions		-		36,050
Less: Partner's Distributions		-		-
Balance at December 31,		20,583		103,046

EASYSLP LLC
Statement of Cash Flows
For the years ended December 31, 2024 and 2023
(See Accountant's Review Report)

	2024	2023
Cash Flows from Operating Activities:		
Net Income	$ (82,463)	$ (18,359)
Adjustment to reconcile net income to net cash		
Provided by (used in) operating activities:		
Credit Cards Payable	19,741	-
Amortization	25,362	15,790
Changes in Operating Assets and Liabilities:		
Total Adjustments	45,103	15,790
Net Cash Provided by Operating Activities	(37,360)	(2,569)
Cash Flows from Investing Activities:		
Prepaid Expenses	-	-
App Development Costs	37,795	35,287
Rounding Adjustment		(1)
Net Cash Used in Investing Activities	(37,795)	(35,288)
Cash Flows from Financing Activities:		
Convertible SAFE notes	103,500	-
Partners' Capital Contribution	-	36,050
Net Cash used in Financing Activities	103,500	36,050
Net Increase (Decrease) in Cash and Cash Equivalents	28,345	(1,807)
Cash and Cash Equivalents at beginning of the year	414	2,221
Cash and Cash Equivalents at End of the year	28,759	414

EASYSLP LLC

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2024 AND 2023



EASYSLP LLC
Schedules of General and Administrative Expenses
For the years ended December 31, 2024 and 2023
(See Accountant's Review Report)

	2024		2023	
Advertising	$	25,956	$	-
Bank Service Charge		217	$	292
Computer & Internet		10,313		739
Dues and Subscriptions		987		-
Office Expenses		720		1,055
Professional Fees		13,177		-
Supplies		3,344		1,575
Total	$	54,714	$	3,661

EASYSLP LLC
Notes to the Financial Statements
As of December 31, 2024 and 2023
(See Accountant's Review Report)

Note 1   Summary of Significant Accounting Policies

EASYSLP LLC is a Deleware Limited Liability Company incorporated on
April 21,2021.
The summary of significant policies of EASYSLP LLC (the "Company")
are presented to assist in understanding the Company's financial statements.
These accounting policies conform to accounting principles generally accepted in
the United States of America and have been consistently applied in the preparation
of the financial statements.

a) Business activity
   The Company's primary business is providing digital platform connecting
   qualified professionals to those needing speech and language therapy.

b) Cash and Cash equivalents
   For the purpose of the statement of cash flows, the Company considers all
   highly liquid investments purchased with an original maturity of three
   months or less to be cash equivalents.

c) Concentrations of credit risk
   The Company's cash and cash equivalents are subject to potential concentrations of
   credit risk, when the Company has cash deposits in excess of federally insured limits.

d) Revenue
   Revenue is measured based on the sales price of the specified products ordered
   by the clients. The Company recognizes revenue when receives payments from clients.

e) Capitalized Assets
   App Development costs are stated at cost. When retired or otherwise disposed, the
   related carrying value and accumulated depreciation are removed from the respective
   accounts and the net difference less any amount realized from disposition, is reflected
   in earnings. The Company provides for amortization of App Development Cost using
   3 Years straight-line method.

EASYSLP LLC
Notes to the Financial Statements
As of December 31, 2024 and 2023
(See Accountant's Review Report)

Note 1   **Summary of Significant Accounting Policies (continued)**

f) Income Taxes

The "Company" has elected to be treated as a Partnership for Federal
and State tax purposes. As such the Company generally pays no
no Federal Income Tax and pays New York State LLC Filing Fee calculated
on prior years' Gross Revenue.
The Company's taxable income is passed through to the partners' where it is reported
and taxed on ther individual federal and state and local income tax rates
The Company reports its income under the cash method of accounting.

g) Use of estimates

The preparation of financial statements in conformity with accounting principles
generally accepted in the United States of America requires management to make
estimates and assumptions that affect the reported amounts of assets and liabilities
and disclosure of contingent assets and liabilities at the date of the financial
statements and the reported revenues and expenses during the reporting period.
Actual results could differ from those estimates.

EASYSLP LLC.
Notes to the Financial Statements
As of December 31, 2024 and 2023
(See Accountant's Review Report)

Note 2 **Economic Dependency**

At December 31 sales to major customers and services purchased
from major vendors consisted of the following:

		2024				2023	
	#	Amount	%	#	Amount	%
Major customers	0	$ -	0.0%	0	$ -	0.00%
Major Vendors	2	$ 55,795	100.0%	1	$ 35,288	100.0%

Note 3 **Provision for Income Taxes**

At December 31, provision for income taxes consist of the following:

	2024	2023
Federal income taxes	$ -	$ -
NYS Filing Fee	25	25
Total	$ 25	$ 25